[LETTERHEAD OF SSI INVESTMENTS II LIMITED]

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Mr. Matthew Crispino, Esq. – Staff Attorney
Ms. Courtney Haseley, Esq. – Staff Attorney

Date	19 November 2010
Reference	SSI Investments II Limited
Subject	Registration Statement on Form S-4,
Filed October 8, 2010, as amended November 10, 2010,
File Nos. 333-169857 and 333-169857-01 through -11

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, SSI Investments II Limited and SSI Co-Issuer LLC (the “Co-Issuers”), hereby request that the effective date for the Registration Statement referred to above (the “Registration Statement”) be accelerated so that it will be declared effective by 10:00 a.m. Eastern Time on November 22, 2010 or as soon as possible thereafter.

The Co-Issuers acknowledge their responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement. In addition, in connection with our request for acceleration, we acknowledge that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Co-Issuers from their full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

the Co-Issuers may not assert the staff’s comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Marvin B. Tagaban of Ropes & Gray LLP at (212) 596-9526 as soon as the Registration Statement has been declared effective.

Very truly yours,

SSI INVESTMENTS II LIMITED
SSI CO-ISSUER LLC

/s/ Thomas J. McDonald

Thomas J. McDonald
Chief Financial Officer

cc:

Craig E. Marcus, Esq. (Ropes & Gray LLP)